================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------

                                   Form 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 2000 or

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED] for the transition period from ___________ TO
     _____________.

Commission file number 0-25034

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        GREATER BAY BANCORP 401(k) PLAN

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              GREATER BAY BANCORP
                            2860 WEST BAYSHORE ROAD
                          PALO ALTO, CALIFORNIA 94303


================================================================================

                                 INTRODUCTION

         Greater Bay Bancorp has established the Greater Bay Bancorp 401(k) Plan (the "Plan"). The Plan is a profit sharing plan with a cash or deferred arrangement intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was registered on Registration Statements on Form S-8 filed with the Securities and Exchange Commission on July 8, 1997 (File No. 333-30913) and November 20, 1998 (File No. 333-67677).

                             REQUIRED INFORMATION

1.   Financial Statements and Schedules.

     These statements and schedules are listed below in the Table of Contents.

2.   Exhibits.

     23.1      Consent of PricewaterhouseCoopers LLP

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       Greater Bay Bancorp 401(k) Plan
                                       --------------------------------
                                                 (Name of Plan)



Date:    June 29, 2001                 By:   /s/ Kimberly S. Burgess
                                             -----------------------
                                             Kimberly S. Burgess
                                             Senior Vice President
                                             Greater Bay Bancorp,
                                             Plan Administrator

Greater Bay Bancorp 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2000

                       Report of Independent Accountants


To the Participants and Administrator of Greater Bay Bancorp 401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Greater Bay Bancorp (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



San Francisco, California
June 22, 2001

Greater Bay Bancorp 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999
-----------------------------------------------------------------------------

                                                 2000               1999
Assets


Investments, at fair market value:           $  27,026,601       $ 17,084,601

Receivables
    Employer contributions                         381,705            257,843
    Participant contributions                      428,391             67,617
    Accrued interest and dividends                  32,148             43,229
                                             --------------      -------------

        Total receivables                          842,245            368,689
                                             --------------      -------------

        Total assets                            27,868,846         17,453,290
                                             --------------      -------------

Liabilities

        Total liabilities                                0                  0
                                             --------------      -------------

        Net assets available for benefits     $ 27,868,846       $ 17,453,290
                                             ==============      =============

   The accompanying notes are an integral part ofthese financial statements.

Greater Bay Bancorp 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2000
--------------------------------------------------------------------------------

                                                                                                         2000
                                                                                                    --------------
Additions
    Additions to net assets attributed to:
      Net appreciation in fair value of investments                                                 $   5,060,212
      Investment income:
        Interest                                                                                          265,960
        Dividends                                                                                         187,628
                                                                                                    -------------
                                                                                                          453,588

                                                                                                        5,513,800
                                                                                                    -------------
    Contributions:
      Employee                                                                                          3,453,144
      Employer                                                                                          1,778,451
      Rollover                                                                                            840,932
                                                                                                    -------------

                                                                                                        6,072,528
                                                                                                    -------------

Total additions                                                                                        11,586,328
                                                                                                    -------------
Deductions
    Deduction from net assets attributed to:
      Distributions to participants                                                                     1,170,772
                                                                                                    -------------

           Net increase in net assets available for benefits                                           10,415,556
                                                                                                    -------------

Net assets available for benefits, beginning of year                                                   17,453,290
                                                                                                    -------------

Net assets available for benefits, end of year                                                      $  27,868,846
                                                                                                    =============

  The accompanying notes are an integral part of these financial statements.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------



1.   Plan Description

     On November 27, 1996, Cupertino National Bancorp (Cupertino) merged with and into Mid-Peninsula Bancorp (Mid-Peninsula) and was renamed Greater Bay Bancorp (GBB). The Board of Directors of GBB concurrently approved the merger of the Mid-Peninsula 401(k) Plan into the Cupertino 401(k) Plan and renamed the plan as the Greater Bay Bancorp 401(k) Plan (the Plan), effective December 31, 1996.

     On December 23, 1997, May 8, 1998, May 21, 1999, October 15, 1999, January
     31, 2000, May 18, 2000, July 21, 2000, October 13, 2000, and November 30,
     2000, GBB completed its mergers with Peninsula Bank of Commerce (PBC), Golden Gate Bank (GGB), Bay Area Bank (BAB), Bay Bank of Commerce (BBC), Mt. Diablo National Bank (MDB), Coast Commercial Bank (CCB), Bank of Santa Clara (BSC), Bank of Petaluma (BOP), and The Matsco Companies (Matsco), respectively. The 401(k) plans of PBC, GGB, BAB, BBC, MDB, CCB, BSC, BOP, and Matsco were not merged with the Plan as of December 31, 2000. As such, the accompanying financial statements of the Plan do not include any information as to the PBC, GGB, BAB, BBC, MDB, CCB, BSC, BOP and Matsco Plans. The PBC plan was frozen upon the date of merger and the GGB, BAB, BBC, MDB, CCB, BSC, BOP and Matsco Plans were terminated the day before the merger, and the merged employees of PBC, GGB, BAB, BBC, MDB, CCB, BSC, BOP and Matsco became participants of the plan.

     The assets of the PBC Plan will be merged with the assets of the Plan once GBB has ensured that all operational and/or form defects of the PBC Plan have been corrected and approved by the Internal Revenue Service (IRS) under one of the IRS Remedial Programs. GGB, BAB, BBC, MDB, CCB, BSC, BOP and Matsco will distribute benefits to participants of their respective plans upon the receipt of favorable determination letters from the IRS on the qualification of the terminated Plans. At that time, GGB, BAB, BBC, MDB, CCB, BSC, BOP and Matsco will permit rollovers from their respective plans into the Plan at the participant's election.

     The following description of the Plan is provided for general information purposes only. Participants of the Plan should refer to the Plan document for a more comprehensive description of the Plan's provisions.

         General

         The Plan is a defined contribution plan covering all employees of GBB and its subsidiaries who are 21 years of age or older. As of December 31, 2000, the subsidiaries consisted of BOP, BSC, BAB, BBC, CCB, Cupertino National Bank (CNB), GGB, MPB, MDNB, and PBC (collectively, the Subsidiaries). GBB and the Subsidiaries are herein collectively referred to as "the Company." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Effective December 1, 2000, the Plan assets are held with Wells Fargo Bank Minnesota, NA Retirement Plan Services (the Trustee) and recordkeeper . For the period January 1, 2000 to November 30, 2000, the Plan's assets were held with the Trustee which was Greater Bay Trust Company (the former trustee), a division of CNB.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements
________________________________________________________________________________

         Contributions

         Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. GBB makes a matching contribution to the Plan on behalf of each participant who elects to contribute to the Plan, in an amount equal to 62.5% of the first 8% of the eligible compensation that a participant elects to contribute to the Plan. Additional company contributions may be made at the discretion of GBB. The allocation of qualified non-elective contributions is made to the accounts of only non-highly compensated participants.

         Participant accounts

         Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and (c) rollovers. Allocations are based on participant directions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service as follows:

                  Years of Service                     Percent Vested

                         1                                  25%
                         2                                  50%
                         3                                  75%
                     4 or more                             100%

         Forfeitures

         Participants who terminate employment before they are 100% vested in their Company contributions will forfeit the non-vested portion of the Company contributions allocated to their accounts. Forfeitures, if any, shall be used to reduce the contribution of the employer for the Plan year in which such forfeitures occur.

         At December 31, 2000, there were no forfeitures.

         Investment options

         Upon enrollment in the Plan, participants may direct their contributions at any time in whole percent increments into any of the following types of investment funds.

            . Money market fund - the production of high current income with liquidity, primarily through government and other money market fixed income securities.

            . Bond fund - principal investment goal of the production of income through ownership of corporate and governmental debt instruments.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

          . Equity fund - principal investment goal of capital appreciation primarily through the investment in Bank Stock.

          . Greater Bay Bancorp common stock - Funds are invested in common stock of the Company.

     Participants may change their investment options quarterly for new deferrals and may change investment of a present balance daily.

     Investments

     Investments representing 5% or more of net assets available for Plan benefits were as follows:

           Identity of Issuer                  Description of Investments          Fair Value

Wells Fargo S&P 500 Stock                 Registered Investment Company          $     3,811,376
Wells Fargo Asset Allocation              Registered Investment Company                6,585,277
Wells Fargo Stable Return                 Registered Investment Company                1,368,405
Greater Bay Bancorp Common Stock          Common stock of Company                     13,396,004
                                                                                 ----------------
                                                                                 $    25,161,062
                                                                                 ================


     Participant notes receivable

     Plan participants are permitted to borrow against the vested interest in their account up to a maximum of 50% of the vested amount ranging from a minimum of $1,000 to a maximum of $50,000. Loan terms range from one to 30 years. The loans are secured by the balance in the participant's account and bear interest rates that range from 7.75% to 11%. Principal and interest is paid ratably through semi-monthly payroll deductions.

     Payment of benefits

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period not to exceed the participant's life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

2. Summary of Significant Accounting Policies

     Basis of accounting

     The records of the Plan are kept and the accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and uncertainties

     The Plan provides for various investment options in any combination of the above mutual fund and money market investment types, which themselves are invested in various combinations of stock, bond, income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     Investment valuation and income recognition

     The Plan's investments are stated at fair market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant note receivables are valued at cost, which approximates market.

     Purchases and sales of securities are reflected on a trade date basis. Transaction gains or losses are determined on the average cost method. Interest income is recognized on the accrual basis. The net appreciation (deprecation) in the fair value of the Plan's investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Contributions

     Employee contributions are recorded in the period during which GBB makes payroll deductions from the Plan participants' earnings. Matching GBB contributions are recorded quarterly.

     Payment of benefits

     Benefits are recorded when paid.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Tax status

     The IRS has determined and informed GBB by a letter dated May 5, 1995, that the Plan, as then designed, is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

3. Plan Administrator and Expense

   GBB currently bears the administrative expenses associated with the management of the Plan. As such, no administrative expenses are reflected in the Plan's financial statements.

4. Plan Termination

   Although it has not expressed any intent to do so, GBB has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested.

5. Subsequent Events

   On June 25, 2001, GBB signed a definitive agreement to merge with SJNB Financial Corporation (SJNB). It is expected that SJNB will terminate its 401(k) plan immediately before the merger with GBB. Once the IRS has issued a favorable determination letter on the qualification of the terminated SJNB 401(k) plan, GBB will permit rollovers from the SJNB 401(k) plan into the Plan at the participants' discretion.

6. Request for Compliance Statement

   In December of 1999 GBB issued a letter to the IRS constituting a request for a compliance statement under the Voluntary Compliance Resolution (VCR) Program, pursuant to Revenue Procedures 94-62 and 98-22.

   The request addressed the over and under statement of participant salary deferral elections, the corresponding effect on employer matching contributions, and clerical errors that resulted in misstated employer matching contributions for the 1997 and 1998 plan years. As a result, for 1997 the net understatement of employer match contributions was $6,592. For 1998 there was a net overstatement in employer match contributions of $4,381.

   Once the Plan receives notification from the IRS that it has accepted GBB's correction methodology, the Plan will implement the corrections.

7. Related Party Transactions

   One of the investment options of the Plan, Greater Bay Trust, Company Tactical Asset Allocation Program, was managed by the Greater Bay Trust Company, the Plan's Trustee during the period from January 1, 2000 to November 30, 2000. The Greater Bay Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

   Effective December 1, 2000, current investment options of the Plan were managed by the Wells Fargo Bank Minnesota NA Retirement Plan Services, the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

   No fees were paid by the Plan to Greater Bay Trust Company or Wells Fargo Bank Minnesota NA Retirement Plan Services for investment management services.

8. Concentration of Risk

   A portion of the Plan's assets is invested in common stock of Greater Bay Bancorp. This investment fund represents 47% of the Plan's total assets at December 31, 2000 and 113% of the Plan's net investment appreciation for the year ended December 31, 2000.

Greater Bay Bancorp 401(k) Plan
Schedule of Assets held for Investment Purposes
As of December 31, 2000
--------------------------------------------------------------------------------

                                                                                                                         Current
    Identity of Issuer                                 Description of Investments                                         value

*   Greater Bay Common Stock                           Common stock of company                                   $     13,396,004
*   AIM Global Bancorp Growth "A"                      Registered Investment Company                                      652,819
*   WF S&P 500 Stock                                   Registered Investment Company                                    3,811,376
*   WF Bond Index                                      Registered Investment Company                                      711,200
*   WF Asset Allocation                                Registered Investment Company                                    6,585,277
*   WF Stable Return                                   Registered Investment Company                                    1,368,405

                                                                                                                 ----------------
      Total Investment Portfolio                                                                                       26,525,081

*     Participant notes receivable                     Loans, secured by balance of vested accounts
                                                       7.75% to 11%                                                       501,520
                                                                                                                 ----------------
      Total investment portfolio and participant loans                                                           $     27,026,601
                                                                                                                 ================

*   Represents party-in-interest to the Plan

                                 EXHIBIT INDEX

Exhibit No.           Exhibit Description
-----------           -------------------

23.1                  Consent of PricewaterhouseCoopers LLP